Exhibit 99.1
Form 51-102F3
MATERIAL CHANGE REPORT
Item 1 Name and Address of Company
State the full name of your company and the address of its principal office in Canada.
MIRAMAR MINING CORPORATION
Suite 300 — 889 Harbourside Drive, North Vancouver, BC V7P 3S1
Item 2 Date of Material Change
State the date of the material change.
June 20, 2006
Item 3 News Release
State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.
June 22, 2006
The news release was disseminated through the facilities of CCN Matthews and Business Wire and to The Toronto Stock Exchange.
Item 4 Summary of Material Change
Miramar Mining Corporation (“Miramar”) has received a Technical Report dated June 20, 2006 prepared by John R. Sullivan, B.Sc., P.Geo. of Watts, Griffis and McOuat Limited (“WGM”) and Michel Dagbert, B.Sc., P.Eng. of Geostat Systems International Inc. (“Geostat”) entitled “A Technical Review of the Hope Bay Gold Project, West Kitikmeot, Nunavut Territory, Canada for Miramar Mining Corporation” (the “WGM Report”). WGM was retained to carry out an independent technical review of the Hope Bay Project. As part of its assignment, WGM audited the mineral resource estimates prepared by Miramar for the Naartok East, Naartok West and Rand gold zones which comprise a large portion of the Madrid deposit.
Item 5 Full Description of Material Change
Miramar has received a Technical Report dated June 20, 2006 prepared by John R. Sullivan, B.Sc., P.Geo. of WGM and Michel Dagbert, B.Sc., P.Eng. of Geostat entitled “A Technical Review of the Hope Bay Gold Project, West Kitikmeot, Nunavut Territory, Canada for Miramar Mining Corporation.” WGM was retained to carry out an independent technical review of the Hope Bay Project. As part of its assignment, WGM audited the mineral resource estimates prepared by Miramar for the Naartok East, Naartok West and Rand gold zones which comprised a large portion of the Madrid deposit. WGM did not audit the mineral resource estimates for the Boston and Doris deposits and other zones in the Madrid deposit area, which estimates have been updated by Miramar periodically since they were last the subject of an independent technical report prepared by Roscoe Postle Associates Inc. (“RPA”) in September 2003. John Wakeford, P. Geo., and Vice President, Exploration for Miramar, is the qualified person under National Instrument 43-101 for Miramar, and is responsible for the preparation, quality assurance and reporting of Miramar’s resource estimates.

The portions of the WGM Report summarized herein supersede the following disclosure contained in Miramar’s Annual Information Form for the year ended December 31, 2005 and dated March 25, 2006 (the “AIF”): “HOPE BAY PROJECT”, “Location and Access” and “Title” on page 10 of the AIF; “Exploration History” and “Geology and Mineralization” on page 11 of the AIF; “Boston System” on pages 11-12 of the AIF; “Doris System” on pages 12-13 of the AIF; “Madrid System” and “Nartok” on page 13 of the AIF; “Suluk Zone” on pages 13-14 of the AIF; “Other Zones” on page 14 of the AIF; “Exploration and Development Plans” on pages 14-16 of the AIF; and “2004 Year End Resource Estimate” on pages 18-20 of the AIF.
The following is a summary of certain portions of the WGM Report. Unless otherwise indicated, all dollar amounts set forth herein are presented in Canadian dollars.
Property Location and Description
The Hope Bay project area is located 685 kilometres (“km”) northeast of Yellowknife, in Nunavut Territory and is situated east of Bathurst Inlet in the Slave Structural Province of the Canadian Shield. The centre of the Hope Bay Property lies approximately 160 km above the Arctic Circle at 67º30’N Latitude and 107ºW Longitude. The nearest settlements are Omingmaktok, located 65 km to the west on the east coast of Bathurst Inlet, and Cambridge Bay, 170 km to the northeast, on southern Victoria Island.
The property consists of 25 Crown mineral claims, 24 Crown mineral leases, 29 Crown mineral leases pending and seven Inuit Owned Land (“IOL”) Exploration Agreements with a combined total area of approximately 110,151 hectares (“ha”). In general, there are four types of land tenure disposition on the Hope Bay Belt namely:
(a)	IOL mineral and surface rights;

(b)	Crown mineral and surface rights;

(c)	IOL surface rights and Crown mineral rights. The Nunavut Land Claims Agreement ceded both surface and mineral rights in these areas, however, it grandfathered existing rights. These grandfathered rights will revert to Nunavut Tunngavik Inc. (“NTI”) in the event they are dropped; and

(d)	IOL surface rights and Crown mineral rights. The Nunavut Land Claims Agreement ceded only surface rights in these areas.
The 25 Crown mineral claims, covering 16,491 ha, are currently in good standing with anniversary dates between 2006 and 2008. The annual assessment work requirements are $2.00 per acre ($4.94 per ha) per year. Expenditures in excess of this amount are credited against future requirements, up to a maximum of ten years, when the claims must be legally surveyed and brought to lease. The anticipated assessment work requirement in 2006 is $4,648.50 and it is to be recorded no later than December 3rd. Neither a claim nor a lease conveys surface rights.
The 24 Crown mineral leases and 29 Crown leases pending cover a total area of approximately 37,684 ha. There is no assessment work requirement, and the annual lease rental fee is $1.00 per acre ($2.47 per ha) and will total approximately $93,117 in 2006. The Crown is entitled to a graduated annual royalty from 5% to 14% on net profits from production from these leases.
NTI owns/administers the subsurface rights to parts of the Hope Bay Belt, including the Doris and South Patch areas. Annual assessment work requirements for the seven IOL Exploration Agreements (covering

55,976 ha) are $30.00 per ha per year. In 2006, work requirements will total approximately $1.68 million against which $578,000 in available credits have been applied, leaving a requirement for an additional $1.1 million in work. Annual fees of $4.00 per ha are payable and will amount to $223,904 in 2006. Miramar Hope Bay Ltd. (“MHBL”) has the right to convert the IOL Exploration Agreements (also referred to as concessions) into production leases prior to commencement of production. NTI is entitled to an annual royalty of 12% of pre-tax profits from production, this amount being effectively set by a limit in allowable deductions.
All claims, leases and leases pending are 100% owned by MHBL. The IOL Exploration Agreements are in the name of MHBL.
Accessibility
There is no road access to the property. Personnel, supplies and equipment are flown into the site, generally from Yellowknife using float, wheel or ski-equipped aircraft. The project area is also accessible by barge or by ship at Hope Bay or Roberts Bay, both on tidewater on the Arctic Ocean, from mid-July to the end of September. In the winter and spring, airstrips on the lake ice are able to accommodate planes as large as a C-130 (Hercules) to bring in equipment and supplies. There is an 800 metre (“m”) long packed gravel airstrip at the Boston deposit site. This can be used when activity is underway at Boston but it is too far away from Madrid and Doris (+50 km) to be of much use for those areas. During the snow-cover months, on-property movement is accomplished with snowmobiles, tracked 4WD pick-ups, other tracked vehicles and heavy equipment. In the summer months, on-property movement, including drill moves, is almost all by helicopter. The use of ATVs is restricted to a small area around the camps.
Climate
The climate is classified as Arctic, semi-arid. Snow cover can extend from early October to mid-June with some drifts persisting through July on the lee side of the larger ridges. The short summer can be plagued by unreliable weather and ground exploration can be curtailed as early as the last week of August. Winter whiteouts can last over a day and result in work stoppages. Due to its position above the Arctic Circle, the property experiences 24-hour sunlight in mid-summer and 24-hour darkness at the height of winter.
Temperatures range from -40°C to 20°C. Average annual rainfall is approximately 80 millimetres (“mm”) and snowfall 100 mm. The property is a permafrost area, with permafrost known to extend to at least 500 m vertical at Boston. Winters are harsh and often lead to poor flying conditions. The practical field season is from June through September, although major drilling campaigns, such as the ongoing 2006 program, begin as early as March. The severe weather is not expected to have a major negative impact on northern mining operations in general, although certain safety and equipment maintenance precautions are required.
Local Resources and Infrastructure
There is a more than adequate supply of water available for exploration and mining purposes, however, there is no timber on the property. There is ample and suitable room available for the establishment of mining and processing operations, waste piles and a tailings management area.
The project has two camps, the Windy Lake camp for the Doris and Madrid deposits and the Boston camp for the Boston deposit. The Windy Lake camp is a Weatherhaven tent camp with a semi-permanent central complex housing kitchen, first aid and office facilities. The camp has capacity to house approximately 80 people. The Boston camp, located on the southeastern shore of Spyder Lake is a modular “ATCO” trailer style camp, which can house approximately 50 people.
The nearest settlements are Omingmaktok (population 10), located 65 km to the west on the east coast of Bathurst Inlet, and Cambridge Bay (population 2,000), 170 km to the northeast, on the southeastern corner of Victoria Island. There is a small, variably-skilled labour pool in Cambridge Bay. Extensive training would be required for any mining operation and the bulk of the workforce would have to come from the south. There is seasonal charter float-plane and helicopter service in Cambridge Bay and there are daily commercial scheduled flights to Yellowknife and other villages in the Arctic.
Physiography
The project lies within an area of moderate relief extending south from Hope Bay and Roberts Bay, which are part of Bathurst Inlet, on the south shore of the Arctic Ocean. Maximum elevation is about 300 m above mean sea level on drumlin-like hills. The predominant drainage in the area is north into Hope Bay. Areas of felsenmeer are common and swampy areas are also present. Tundra and moss cover the ground even at higher elevations. Vegetation consists primarily of lichen, moss, dwarf willows and birches. Outcrop exposure varies from 35% to 80%. Outcrops tend to form relatively continuous, north-northwest trending ridges throughout the area with broad tundra-covered flat valleys. The many lakes are also elongate in a north-northwest direction. The area is covered by relatively thick overburden ranging up to 20 m in thickness. It consists of locally and regionally derived tills and boulder tills with lacustrine and marine sediments and clay up to 15 m thick present in larger valleys.
History
The Hope Bay Volcanic Belt (the “HBVB”) was first outlined in 1962 by J.A. Fraser of the Geological Survey of Canada during a reconnaissance-scale mapping program, known as “Operation Bathurst.” Since that time, prior to the involvement of Miramar, a number of exploration and mining companies have explored the area for gold, silver and base metal deposits.
In 1991, BHP Mineral Canada Ltd. (“BHP”) commenced a systematic exploration program along the entire Hope Bay Greenstone Belt. Mapping, prospecting, till sampling, and airborne and ground geophysical surveys were conducted. Almost 200,000 m of drilling were carried out. The BHP work led to the discovery of the Boston deposit in 1992, the Doris deposit in 1995 and the Madrid deposit in 1994. In 1996 and 1997, BHP conducted an underground bulk sampling program at Boston. From 1991 to 1998, BHP spent some $85 million on exploration of the entire belt.
In June 1999, Cambiex Exploration Inc. (“Cambiex”) of Montréal optioned the Hope Bay Project from BHP Diamonds, which had acquired all the mineral assets of BHP through an internal corporate reorganization. In December 1999, Miramar acquired a 50% interest in the Hope Bay Project from Cambiex and they formed the Hope Bay Joint Venture. Cambiex later changed its name to Hope Bay Gold Corp Inc. (“HBGC”).
In 2002, Miramar and HBGC completed a business combination pursuant to which HBGC became a wholly owned subsidiary of Miramar consolidating 100% ownership of the Hope Bay Project in Miramar.

Geological Setting
The HBVB is located in the northeast portion of the Slave Structural Province (“SSP”), which is predominantly an Archean granite-greenstone-metasedimentary terrain that lies between Great Slave Lake and Coronation Gulf.
The Hope Bay Project covers most of the land underlain by the Hope Bay Greenstone Belt. The greenstone belt extends over 80 km north-south direction and is between 7 and 20 km wide, and is part of the Bathurst Block, which covers approximately 16,000 km2 in the northeast portion of the SSP. The Bathurst Block is the portion of the SSP northeast of Bathurst Inlet. It is isolated from the rest of the Slave by Proterozoic cover of the Kilohigok Basin. The HBVB is within the northern portion of the Bathurst Block and is dominated by mafic volcanics with felsic volcanic and volcaniclastic products and subordinate ultramafic bodies and metasedimentary rocks.

Figure 4 — Regional Geology Map

Hope Bay Project
Doris North Deposit
Doris Central Deposit
Discovery
Inge
Naartok Zone
Madrid Area
Suluk Zone
Barney
Diawa
Boston Deposit
Kail
Hiku
0
5
10
kilometres
Legend
Granitoid Rocks
Mafic and Ultra Mafic Intrusive Rocks
Sedimentary Rocks
Intermediate to Felsic Metavolcanics
Ultramafic to Mafic Metavolcanics
Deformation Zone
Ocean and Major Lakes
Resource
Showings
Showings

Figure 4.

Miramar Mining Corporation

Hope Bay Project

Nunavut, Canada

Regional Geology Map

Mineralization
     Boston Deposit
Gold mineralization at the Boston deposit is present in sub-vertical horizons of extensive hydrothermal alteration within a large iron-rich carbonate altered shear zone. Organic carbon/graphite is a common component of the Boston mineralized system. Gold occurs within and around structurally controlled quartz-carbonate veins, which have developed along lithologic contacts. Gold is associated with sulphide mineralization, mainly as clots of pyrite within the veins, as well as in the wall rocks.
Three major zones of gold mineralization have been identified. These are the B2, B3 and B4 zones. Each zone extends to over 1 km in length and is composed of numerous narrow quartz-carbonate veins with disseminated pyrite. The veins are 5 centimetres (“cm”) to 3 m in width and of variable lengths, within a 10 m to 40 m wide mineralized zone. The B2 zone is the most extensive mineralized unit of the Boston deposit. It has been drill tested down to approximately 1,000 m vertical and contains approximately 75% of the total mineral resources at the Boston deposit. It is characterized by a series of parallel, en-echelon quartz-carbonate veins along the contact between basaltic and sedimentary rocks. Gold mineralization within the B3 zone is present in an altered zone parallel to the B2 zone, but is more erratic in size and shape than the B2 zone. The B3 zone comprises a stockwork of quartz-carbonate veins within basaltic rocks near the contact with ultramafic rocks. Gold mineralization within the B4 zone is present at or near the contact between basaltic rocks to the west and sedimentary rocks to the east, some 100 m east of the B3 zone. To date, only a limited amount of diamond drilling has tested this zone and the mode of mineralization is not yet well understood.
     Doris Deposit
The overall Doris (Lakeshore Vein) system comprises several sub-parallel veins traced for more than 5,000 m along strike and extending to depths of up to 400 m below the surface. Although mineralized throughout its extent, presently only two areas of concentrated gold mineralization have been defined and they are referred to as Doris North and Doris Central. The Doris North resource area includes, from north to south, the Hinge zone and the Connector zone. The Doris Central resource is located approximately 1 km south of the Doris Hinge zone and is comprised of the Doris Central and Stringer zones. Additional mineralized veins are located west of and east of the main Lakeshore Vein system; these are known as West Valley Wall Veins and the Island Veins. The host rocks are basalts and lesser gabbros, which are variably carbonate (dolomite) altered and deformed. Little work has been completed on these narrower, more discontinuous structures.
Throughout the Doris deposits and surrounding veins, visible gold is present with the highest gold grades within stylolitic, bull quartz veins. Coarse flecks of gold, locally with pyrite and occasionally with tourmaline, occur within discrete green-yellow, micaceous stylolites. Free gold grains also occur within bull quartz, preferentially near vein contacts and along discrete fractures. Sulphide content in the veins is typically low and averages less than 2% pyrite. Rare chalcopyrite is present locally. Grey and chocolate-coloured sphalerite occurs locally with high-grade gold mineralization. Within the carbonate/paragonite altered shear zones, unmineralized fibrous quartz-dolomite with or without tourmaline knots occur up to 10 cm across. Their irregular morphology suggests significant late stretching.
The Doris North zone extends from section 14025N to 15800N, a distance of some 1,775 m including the area about 450 m north of the northern end of Doris Lake called the Hinge zone. The mineralization in the southern 550 m is referred to as the Connector zone. The Hinge zone includes that portion of Doris

North where the Central Vein and the Lakeshore Vein are joined at the crest of the isoclinal fold. The 2000 drilling was done to confirm the presence of the Hinge zone, and the 2002 infill drilling focused on the delineation of the zone along sections spaced 12.5 m apart with drill intercepts every 10 m vertically. Results of the 2002 drilling demonstrated that the morphology of the folded quartz vein is more complex than the earlier interpretation. Based on these results, the Hinge zone is interpreted to comprise three geologic domains. The southern two domains are separated from the northern domain by a left-lateral northwest trending brittle fault, named the Glacier Fault, with about 5 m of displacement. Another northwest trending fault, the Valley Fault, cuts the Hinge zone at its northern end. The northern fault block is significantly thinner than the southern block. Gold grades increase toward the northern extremity of the zone. Generally the best gold grades occur within the Central Vein limb, and on the Central Vein side of the Hinge crest. The table below presents several representative mineralized intersections from the Doris North zone. Hinge zone true width is approximately 70-75% of core length for the limbs and approximately 95% for the immediate hinge area itself.
DORIS NORTH ZONE — REPRESENTATIVE MINERALIZED INTERSECTIONS

Drillhole	Zone/Lens	Intercept			Assay

		From	To	Core Length	Au
		(m)	(m)	(m)	(g/t)

02TDD438	Central	78.9	82.7	3.8	11.2
02TDD438	Lakeshore	95.8	110.6	4.8	24.2
02TDD493	Hinge	53.2	57.6	4.4	45.4
02TDD489	Hinge	48.0	51.0	3.0	24.8

Multiple phases of quartz ± carbonate veining associated with various episodes of alteration and strain occur at Doris, although only one appears to be associated with gold mineralization. At the Connector zone, the best mineralization occurs within the C2 structure. The C2 occurs at the same stratigraphic position as the Central Vein of the Hinge zone to the north, but they are separate and distinct structures. This stratigraphic position occurs at the western contact of the core and iron-rich basalt. Near 15075N there is an overlap between the Central Vein and C2 Vein. The C2 Vein ranges from 1 to 10 m in width, averaging about 4 m. From north to south at the Connector zone, the C2 structure widens from a narrow discrete structure into a shear zone often exceeding 20 m in width at shallower levels. It is typified by 10 to 80% quartz veining, of varying age and composition. The C2 structure grades southward into the Stringer zone at Doris Central, which displays an identical style of mineralization. Gold is evenly distributed throughout C2, generally as free-milling grains. It is associated with 2-3% coarse-grained pyrite and traces of sphalerite and chalcopyrite in the highest grade zones. The size and grade of the C2 structure decreases significantly below the —120 m level in the Connector zone area, although some high-grades have been intercepted to the north of 14550N within the C2 Vein.
The Lakeshore Vein varies significantly in thickness at the Connector zone, ranging from 1 to over 23 m. This variation occurs irregularly along both strike and dip. The vein itself is typified by bull quartz with irregular tourmaline septa, and commonly encapsulates strongly carbonate and sericite altered wall-rock fragments. Dolomite/sericite alteration occurs as three to four meter wide selvages to the vein. Gold mineralization is associated with 1-5% pyrite, with the highest grades occurring as free-milling grains in quartz, often associated with narrow, light yellow-green sericite partings. Highest grades occur along the hanging wall contact.

The Doris Central zone lies approximately 1.2 km south of Doris North. Two styles of mineralization have been identified, the Lakeshore Vein and the Stringer zone. The Stringer zone lies up to 15 m west of but locally merges with the Lakeshore Vein. The Stringer zone typically is a zone of veining in dolomite/sericite-altered basalts. Vein percentage in the Stringer zone varies from 20 to 75%, although locally the zone can appear as a massive quartz vein. Vein size varies from centimetre to metre-scale veins. The Lakeshore Vein is typically a massive quartz vein, but occasionally can appear as a zone of veining typical of the Stringer zone. In both zones, the presence of fine- to medium-grained subhedral to anhedral pyrite with the black stylolites is a good indicator of gold. The highest gold grades occur within stylolitic, bull quartz veins. Free gold grains also occur within cherty grey quartz, preferentially near vein contacts and along discrete fractures. Sulphide content in the veins is typically low and averages less than 2% pyrite. Rare chalcopyrite is locally zoned adjacent to strong gold mineralization. Grey- and chocolate-coloured sphalerite occurs locally with high-grade gold mineralization. Geological continuity is good, with variable, often high-grade gold intersections.
The table below presents several representative mineralized intersections from the Doris Central zone. True lengths are generally 70% of core length.
DORIS CENTRAL ZONE — REPRESENTATIVE MINERALIZED INTERSECTIONS

Drillhole	Zone/Lens	Intercept			Assay

		From	To	Core Length	Au
		(m)	(m)	(m)	(g/t)

05TDD589	Stringer	195.3	195.9	0.6 165.	8
05TDD589	Stringer	204.5	215.6	11.1 9.	2
05TDD589	Lakeshore	218.0	222.3	4.3 14.	0
05TDD582	Lakeshore	248.0	255.7	7.7 25.	1
05TDD586	Stringer	264.5	276.8	12.3 3.	0
05TDD586	Lakeshore	291.6	292.8	1.2 15.	9

     Madrid Deposit Area
Gold mineralization at the Madrid area is hosted by sericitic and iron-carbonate altered iron and titanium rich basaltic rocks, and less commonly by gabbro, ultramafic rocks and interlayered argillaceous sedimentary rocks. Alteration minerals are albite, dolomite and quartz. Unlike the Doris deposit, gold mineralization at the Madrid area is characterized by multistage brecciation and alteration with at least two separate gold mineralization events. Gold occurs within north-northeast, east, southeast and north-northwest trending brecciated and carbonate altered zones, and is associated with disseminated pyrite, which replaces brecciated mafic fragments. The deposit area comprises the Naartok West, Naartok East, Rand, Spur and Suluk zones.
The Madrid system consists of numerous bifurcating and/or intersecting zones of hydrothermal alteration and mineralization that develop in predictable lithological settings and within proximity to the main structure, referred to as the Deformation Zone (“DEFZ”). Mineralization is associated with pervasive alteration, which remains poorly understood. However, although the hydrothermal alteration assemblages are slightly variable with different mineralization horizons (i.e., Naartok West, Naartok East, Suluk) and host rocks, they are essentially represented by dolomite/ankerite, sericite/paragonite, silica, albite, hematite, and pyrite. An ongoing study to characterize the alteration in these areas began in 2005 to better understand the alteration processes and fluids associated with gold mineralization.
The Naartok West zone consists of two main mineralized lenses, each with a lateral east-west strike length of approximately 350 m, referred to as the Y and Z lenses. The Z lens comprises the lower structural/stratigraphic lens which sits in the immediate hanging wall of the DEFZ. The Y lens lies within the hanging wall of the Z lens. In general, the Y lens is less continuous and is associated with a weaker tenor of mineralization.
The Naartok East zone consists of two lenses, each with a north-northeast strike and a moderate northwest dip, referred to as the A1 and Ye lenses. Both lenses are very similar with only a few visually notable differences. The overall gold tenor for the A1 lens is lower than for the other zones at Naartok. The Ye lens is the most recently discovered mineralized zone of the Naartok system. The Ye lens is approximately 75 to 100 m vertically lower than the A1 lens, which is possibly related to a fault offset. Gold grades are significantly higher than in the A1 lens. However, on the whole, the alteration assemblages and primary host rocks are very similar between two lenses.
The Rand zone is roughly west striking and north dipping and occurs east of the Naartok East zone. Rand mineralization is hosted within A-type (Fe-Ti) volcanics, gabbros and graphitic argillite rocks, which are weakly to strongly brecciated. The Rand Spur mineralized area is situated north of the Suluk and Rand zones and east of the Naartok East zone. Stratigraphically, it sits in a similar position as the Suluk T2 zones, however, is more weakly mineralized. This area has received only limited drill testing.
The Suluk zone is located southeast of Rand and is situated adjacent to and east of the DEFZ near the western shore of Patch Lake. Based on 2001 drilling results, the Suluk zone was interpreted to consist of two parallel mineralized lenses. Recent compilation, however, suggests a facies change in the host basalts and that the two lenses represent one mineralized zone, with the main zone joining with the upper (and thicker) zone.
By the start of the 2003 program, four lenses had been defined in the Suluk area based on linking grade; following recognition of geological controls and stratigraphic re-interpretation along with the results of the 2003 program the lenses were further refined. The lenses were defined by the rock packages that controlled them. The T1 Horizon consists of mineralization immediately adjacent to or within the deformation zone, the west lens consists of pyrite mineralization associated with dolomite/silica/sericite alteration with local wormy sub-centimetre locally hematite-bearing veins. Visible gold sometimes occurs within these veins. The major mineralized lens is the central lens. This is a brecciated and silica/sericite/dolomite-flooded mafic volcanic and mixed volcaniclastic zone, with the host rocks replaced by locally up to 40% very fine-grained pyrite. This Fe-Ti tholeiitic flow is bounded by black argillite interflow/intraflow sediments to the west and a visually distinct spilitized flow (P.G.P.) to the east. The easternmost lens is the T3 lens, which is very similar in character to the T2 lenses but is more poorly developed and less explored. The T3 zone is characterized by numerous flow sequences of variolitic basalt, pillowed basalt, massive basalt and ultramafic rocks sporadically intercalated with moderately to strongly altered volcaniclastic packages with argillaceous material. Minor graphitic argillite lenses are also common within the T3 package of Patch Group volcanic rocks. The zone itself is proximal to the eastern P.G.P. contact, similar to the central lens along the western P.G.P. contact, and has mineralized under brittle deformation conditions. The T3 lens is variable in thickness, has moderate to strong sericite/dolomite alteration with weak silica and weak to moderate pyrite mineralization (usually 1-5%). Visible gold is rare.

The Suluk mineral resource reported by Miramar at the end of 2002 and reviewed by RPA, was a polygonal based estimation focusing on higher grade mineralization and utilized a 7 g Au/t cutoff grade. The total Inferred Mineral Resource reported was 1,475,000 tonnes grading 12 to 13 g Au/t containing 580,000 ounces. The Suluk resource represented 13% of the total Hope Bay mineral resources as of December 31, 2002.
Following the 2003 drilling, a block model was created and reviewed by RPA in January 2004 prior to Miramar’s press release of January 2004 in which it disclosed mineral resources. The Suluk mineral resource was estimated for a range of cutoff grades from 1.0 to 10.0 g Au/t. Miramar used the 5 g Au/t cutoff figure for reporting purposes and reported an Indicated Mineral Resource of 527,000 tonnes grading 8.2 g Au/t containing 138,000 ounces of gold and an additional Inferred Mineral Resource of 3,615,000 tonnes grading 6.3 g Au/t containing 751,000 ounces of gold. At that time, the Suluk zones were recognized as being part of a continuous system of mineralization and as such were reported as part of the greater Madrid area mineral resource. The Suluk portion represented 16% of the total Hope Bay mineral resources as of December 31, 2003.
There was no significant drilling at Suluk in 2004 and 2005 and no new or revised mineral resource estimations have been made since the initial reporting in January 2004 and review at that time by RPA. The mineral resources disclosed in Miramar’s press release in February 2005 reported Suluk resources using a lower cutoff of 2 g Au/t to correspond with that used for reporting the overall Madrid area mineral resources. The Suluk mineral resource increased to an Indicated Mineral Resource of 1,125,300 tonnes grading 4.2 g Au/t containing 152,500 ounces of gold and an additional Inferred Mineral Resource of 14,559,600 tonnes grading 4.0 g Au/t containing 1,889,600 ounces of gold. The Suluk deposit represents 23% of the total Hope Bay mineral resource as of December 31, 2005.
Patch 14 is an additional area of defined mineralization in the Madrid trend and is located adjacent to the DEFZ approximately 4 km south of the Suluk zone. Mineralization is hosted within a zone of moderately to strongly carbonate-sericite altered, mafic volcanics and narrow intermediate porphyry dykes (Wolverine porphyry dykes). This moderately to strongly strained zone is wedged between two wider (+20 m) thick dykes of porphyry. Mineralization occurs as visible gold and disseminated pyrite, hosted within massive bull quartz and quartz-carbonate veins. At least three sub-parallel veins have been identified and exhibit a north-south strike and steep (80º) dip to the west.
The most significant structure of Patch 14, the West vein, has been traced discontinuously along strike for 400 m, however, the mineralized portion has only about a 100 m strike extent. The East vein extends for about 80 m along strike, but has much less vertical extent. Mineralization is open down a steep southerly plunge (about 70º), and along strike at depth. Drilling to the 300 m level below the bottom of Patch Lake has intersected multiple veins and gold mineralization. The main quartz lenses and corresponding grade-thickness contours at Patch 14 appear to define steep southerly plunging bodies. Although the strike extent of the mineralized zones appears to be limited, the down dip and plunge extensions of the quartz veining appear to be open.
Exploration
     2000
     The Miramar/HBGC joint venture (“HBJV”) commenced a major exploration program on the Boston and Doris deposits in 2000 and for the entire project area, some 45,580.1 m of diamond drilling in 319 holes were completed.

The Boston ramp/decline was dewatered and 16,024.3 m were drilled in 145 holes of detailed in-fill underground drilling on a nominal 10 m by 15 m spacing. This work further defined a high-grade trend in the central portion of the B2 zone. A small number of these holes tested various possible vein orientations in the B3 zone. Twenty surface holes totaling 3,927.6 m were drilled at Boston.
Drilling at Doris concentrated on the Hinge zone on what became Doris North and Doris Central and on Doris Connector. Diamond drilling totaled 23,460.1 m in 142 holes.
Drilling in the Madrid area totaled 2,168.1 m in 12 holes.
     2001
During 2001, the HBJV completed 35,044.4 m of diamond drilling in 356 holes and 5,008.6 m of reverse circulation (“RC”) drilling in 154 holes.
The HBJV discovered two new zones in the Madrid area, the Suluk and Naartok, and completed infill drilling on the Boston deposit and the Doris Connector resource. A small amount of diamond drilling was carried out elsewhere on Madrid. The RC drilling concentrated on Madrid outside of the resource areas and on regional targets over the entire project area.
In addition, the HBJV carried out till surveys and detailed mapping and various lithogeochemical and other research projects.
     2002
During 2002, Miramar acquired 100% ownership of the project in a stock transaction with HBGC and completed 24,594.2 m of diamond drilling in 286 holes and 4,911.4 m of RC drilling in 38 holes. In addition, nineteen condemnation and geotechnical diamond drillholes totaling 752.0 m were drilled on Doris Connector.
Diamond drilling concentrated on Doris Hinge, Madrid outside of resource areas and regional targets. RC drilling concentrated on Madrid outside of resource areas and regional targets.
A Miramar contractor carried out seismic refraction surveys on the Twin Peaks (Maximus option), North Windy, Gas Cache and Nexus areas. In the case of Nexus, a bedrock seismic velocity model was generated in order to assist in interpreting alteration and structural corridors.
Heavy mineral separates till sampling was undertaken in the Doris, North Madrid and Daiwa areas. Samples in the North Madrid area indicated potential for additional resources based on gold grain morphology and assumed travel distance of the grains. In the Daiwa area, a number of unexplained anomalous till samples was returned.
Lithogeochemical studies of the existing whole rock database and new samples collected from the drilling and mapping programs were used to design a Hope Bay rock classification scheme, which was subsequently used to screen unknown samples.
Baseline environmental surveys were carried out as part of permitting activities.

     2003
In 2003, Miramar completed 43,238.3 m of diamond drilling in 169 holes and 1,808.8 m of RC drilling in 82 holes. In addition, eight condemnation and geotechnical diamond drillholes totaling 252.3 m were drilled on Doris Hinge, seven geotechnical diamond drillholes totaling 264.3 m were drilled on Doris Connector and seven geotechnical diamond drillholes totaling 181.5 m were drilled on Doris Central.
Deep drilling targeting the Boston deposit extended mineralization to approximately 1,000 m below surface and 600 m on strike and a surface re-mapping program was completed and generated a revised working model for the deposit. The highlight was an intersection of 54.5 g Au/t over 9.0 m true width in hole S03-293 at over 1,000 m vertical on the B2 zone.
Elsewhere diamond drilling was concentrated on the Madrid Suluk resource area, doubling the depth extent and confirming a revised geological interpretation. Elsewhere on Madrid, diamond drilling tested mineralized zones in structures and splays parallel to or adjacent to the Deformation Zone in the Patch/Rand areas. Two holes were drilled on Doris Connector and several regional targets were drilled.
RC drilling concentrated on Madrid outside the resource areas and on regional showings/target areas, including South Nexus, Gas Cache and Boston NE, all of which demonstrated potential to host significant gold mineralization.
Twelve regional targets, including those RC drilled, were the subject of regional mapping and geophysical programs. Miramar carried out detailed geophysical surveys, ground magnetics by a contractor and an E-Scan conductivity survey by another contractor over certain areas and conducted various lithogeochemical and other research projects.
A draft environmental impact statement (“EIS”) for the Doris North deposit was submitted to the Nunavut Impact Review Board (“NIRB”) in early 2003. Permitting activities continued throughout the year.
     2004
During 2004, Miramar completed 43,447.5 m of diamond drilling in 86 holes and 1,577.4 m of RC drilling in 86 holes. In addition, six geotechnical diamond drillholes totaling 290.9 m were drilled on Doris Hinge.
Diamond drilling was concentrated on Madrid Naartok where the resource area was expanded. Further drilling was carried out at Boston and a small number of holes was drilled at Doris Hinge and Madrid Suluk and Rand.
The RC drilling was concentrated on Madrid outside the resource areas and on regional targets.
Miramar also carried out detailed mapping and various lithogeochemical and other research projects.
Permitting studies and activities continued and the formal Doris North EIS was submitted to NIRB late in the year. It was returned with a request for additional studies and information.
     2005
During 2005, Miramar completed 33,197.70 m of diamond drilling in 133 holes. In addition, six geotechnical diamond drillholes totaling 66.3 m were drilled on Doris Connector. There was no RC drilling.

Drilling was concentrated on the Madrid Naartok zone and added to the resource base. A small number of holes were drilled elsewhere on the Madrid Trend and on regional targets, which included the North and South Nexus areas on the southern portion of the Madrid Trend, at West Kink and the Eastern Contact and Twin Peaks areas on portions of the property optioned to Maximus. In addition, infill drilling was carried out to upgrade resources in the Doris Central zone.
18 km of Induced Polarization surveying were carried out over portions of the Madrid area and the Kink and Nexus areas. In addition, Miramar carried out mapping, prospecting and various lithogeochemical, thin section and other research projects.
The Doris North Project EIS was re-submitted to the NIRB.
     2006
On March 6, 2006 the NIRB recommended to the Minister of Indian and Northern Affairs Canada that the Doris North Project proceed. Once this recommendation is accepted by the Minister, the NIRB can issue a project certificate.
The 2006 program began March 1 with camp opening and supply haulage and diamond drilling commenced March 11. To April 30, 2006, 40 holes totalling 11,934.2 were completed. Twelve holes were completed on Doris Connector and Doris Central, with the remainder on Madrid.
Drilling
WGM has not reviewed the drilling practices and details of the large amount of historic drilling carried out by BHP and the small amount carried out by Noranda Exploration Company, Limited. Based on its knowledge of these companies, it is WGM’s opinion that this historic drilling would have been carried out by reliable contractors employing industry standards common at the time.
With the exception of the 2000 underground drilling at Boston, which was carried out by Advanced Diamond Drilling of Surrey, B.C., all the Miramar drilling programs have been carried out by Major Drilling Group International Inc. (“Major”), headquartered in Moncton, N.B. The Hope Bay program is directly supervised and supported by Major’s Yellowknife office.
Drilling is carried out 24 hours a day, seven days a week from as early as March until as late as September and crews are rotated in and out of camp on a regular basis. Major has an on-site shop and supply centre and Miramar provides the camp and logistical services. At the time of writing this report, there were six diamond drills operating. There is a variety of drill types but all core is NQ2 sized (~50.7 mm in diameter).
An RC drilling rig purchased by Miramar arrived on site in late April, however, it is unlikely to see any use during the 2006 program. Reverse circulation drilling completed between 1998 and 2004 was carried out by Major and JT Thomas Drilling of Smithers, B.C. (subsequently purchased by Major in 2001). The RC drill rigs were capable of drilling only vertical holes with the exception of the 2001 program when rigs had the capability of completing angled holes.

     Miramar and historic drilling details for the property to April 30, 2006 are summarized in the table below.
HOPE BAY PROPERTY — DRILLING STATISTICS
(All drilling by Miramar except “pre-2000”)

Deposit/Zone/Showing	Year	Type	Holes	Metres

Boston	*	UG-DD	231	16,550.7
	pre-2000
	pre-2000	SUR-DD	233	70,191.6
	2000	UG-DD	145	16,024.3
	2000	SUR-DD	20	3,927.6
	2001	SUR-DD	42	9,554.4
	2003	SUR-DD	11	9,371.0
	2004	SUR-DD	35	20,159.8

Subtotal Boston			717	145,779.4

Doris North Hinge	pre-2000	DD	70	20,396.0
	2000	DD	68	8,563.1
	2002	DD	147	12,507.1
	2003	RC	2	76.2
	2003	CON	2	201.0
	2003	GTK	6	51.3
	2004	DD	4	2,086.0
	2004	GTK	6	290.9
Doris North Connector	pre-2000	DD	64	16,946.3
	2000	DD	31	5,081.8
	2001	DD	7	1,422.6
	2002	DD	2	128.0
	2002	CON	3	456.5
	2002	GTK	16	295.5
	2003	DD	2	159.6
	2003	GTK	7	264.3
	2005	GTK	6	66.3
	2006	DD	9	2,260.6
Doris North Central	pre-2000	DD	57	18,220.8
	2000	DD	43	9,815.2
	2002	DD	5	845.4
	2003	GTK	7	181.5
	2005	DD	21	5,325.6
	2006	DD	3	853.2

Subtotal Doris North			588	106,494.5

Madrid Naartok	pre-2000	DD	40	7,414.6
	2000	DD	6	1,165.9
	2001	DD	75	14,106.1
	2001	RC	8	552.7
	2003	DD	3	964.4
	2004	DD	39	16,509.8
	2004	RC	3	41.9
	2005	DD	91	23,185.0

Deposit/Zone/Showing	Year	Type	Holes	Metres

	2006	DD	2	340.0
Madrid Suluk	pre-2000	DD	9	2,809.5
	2001	DD	28	7,780.0
	2003	DD	38	17,220.9
	2004	DD	3	1,791.9
	2006	DD	6	2,475.4
Madrid Rand	pre-2000	DD	38	8,053.3
	2001	DD	2	296.4
	2001	RC	2	239.3
	2002	DD	3	761.3
	2003	DD	10	3,482.3
	2004	DD	4	2,136.5
	2005	DD	5	1,759.0
	2006	DD	15	4,591.0
Madrid Remainder	pre-2000	DD	195	25,877.0
	2000	DD	6	1,002.2
	2001	DD	8	1,884.9
	2001	RC	47	1,264.5
	2002	DD	37	8,322.5
	2002	RC	13	245.4
	2003	DD	32	9,024.4
	2003	RC	78	1,531.6
	2004	RC	37	684.9
	2005	DD	7	1,387.6
	2006	DD	5	1,414.0

Subtotal Madrid			895	170,316.1

Regional Targets	pre-2000	DD	61	8,763.6
	pre-2000	RC	229	4,255.8
	2001	RC	97	2,952.1
	2002	DD	25	4,666.0
	2002	RC	92	2,030.0
	2003	DD	2	201.0
	2003	RC	169	3,015.8
	2004	DD	4	763.5
	2004	RC	46	850.6
	2005	DD	9	1,540.4

Subtotal Regional			734	29,038.8

Subtotal non-Miramar DD Subtotal non-Miramar RC			1,166 61	190,715.6 8,763.6

Total non-Miramar			1,227	199,479.2

Subtotal Miramar DD Subtotal Miramar RC Subtotal Miramar CON Subtotal Miramar GTX			1,066 594 5 48	236,923.6 13,485.0 657.5 1,149.8

Total Miramar			1,713	212,215.9

Deposit/Zone/Showing	Year	Type	Holes	Metres

GRAND TOTAL (April 30, 2006)			2,940	451,695.1

* Virtually 100% of pre-2000 drilling over the entire Hope Bay property was by BHP.
Note 1: UG = underground; SUR = surface; DD = diamond drilling; RC = reverse circulation drilling; CON= condemnation; GTK=geotechnical.
Note 2: UG/SUR drilling is specified only where required for the sake of clarity.
Note 3: 20 holes totalling 2,394 m drilled on portions of the Maximus JV property in 2005 are not included in the table.
Sampling Method and Approach
WGM has not reviewed the practices employed by historic operators, mainly BHP. Based on its knowledge of BHP and the general quality of its work, it is WGM’s opinion that BHP’s practices would have met or exceeded industry standards at the time. The remainder of this section describes Miramar practices.
The logging geologist chooses the areas to be sampled and marks the beginning and end of each sample on the core box and the core, and draws a line along the sample length indicating how the sample is to be split. He or she places two parts of a three-part numbered paper sample tag, on which basic information, including assaying/analytical instructions are marked, in the box at the end of the sample. For security reasons, neither hole number nor meterage is marked on these tags. The third portion of the tag, which does record hole number and meterage, stays in the sample tag book. The sample number is also written on the core. Samples are a minimum of 0.3 m in length, a maximum of 1.5 m and must not straddle lithological contacts, vein contacts or alteration fronts. One metre shoulder samples are taken on both the footwall and hanging wall of the mineralized areas.
The logging geologist is responsible for choosing the appropriate commercial standard for insertion into the sample stream. There must be one standard inserted in each batch of 20 samples. He or she also prepares the numbered sample tag in the manner described above, places a portion of the tag along with the standard in a plastic sample bag, writes the sample number on the bag and passes this bag on to the sample splitters/geotechnicians who ensure that the standard sample gets into the sample stream in the proper sequence. One blank sample (using locally derived sawed diabase core to disguise it as much as possible) is also included in each batch of 20 samples. The blank is often inserted immediately after highly mineralized samples to test for contamination during sample preparation at the laboratory.
Following logging, the core is photographed then passed on to the samplers. One of the two numbered tags is placed in a plastic sample bag and the same sample number is written on the bag. The sample is then diamond sawed as per the core markings, one half going into the bag and the other returned to the box and retained for future reference and further testwork as required. Once splitting of a sample is complete, the second portion of the sample tag is stapled to the core box at the end of the sample in question. The plastic bags are sealed with zap straps (plastic straps used by tradespeople to bundle wires, etc.), and put into rice bags holding a maximum of 22.6 kg to avoid excess air cargo charges. Individual rice bags contain only samples from a specific hole or portion of a hole and shipments comprise complete holes only. Shipments are flown to Yellowknife on Miramar charter aircraft.

Quality Assurance/Quality Control
Miramar has a comprehensive quality assurance/quality control (“QA/QC”) program in place that in WGM’s opinion meets industry standards. Miramar currently uses the services of TSL Laboratories (“TSL”) of Saskatoon, Saskatchewan to carry out check analyses as part of the QA/QC program.
Commercial standards and field blanks (one of each per batch of 20 drill core samples) are inserted into the sample stream in the field and the results of these assays are monitored and the database updated on an ongoing basis. Should any standard return a value more than two standard deviations from its expected value, that sample and all the samples in that batch are reassayed. The batch may not be re-assayed in cases where sample values in the batch are below the detection limit or if the sample population for a new standard is too small to provide a representative mean value.
The commercial laboratories used by Miramar have their own internal QA/QC protocols involving the use of standards and blanks.
Security of Samples
Miramar has protocols in place to ensure the security of its core samples and the analytical data derived from them. Among these are:
•	Individual plastic sample bags are securely sealed with non-reusable zap straps prior to being placed in larger rice bags for shipment off site in charter aircraft;

•	Discovery Mining Services Limited (“Discovery”), based in Yellowknife, which acts as expeditor for Miramar, unloads the sample shipments from the charter aircraft in Yellowknife. If the First Air cargo office is open, Discovery delivers the shipments into First Air’s custody and if not, Discovery holds the shipment in its secure warehouse until First Air is open;

•	The shipments are flown to Edmonton using First Air/Air Canada and then are transferred to Canadian Freightways for truck transport to ALS Chemex in North Vancouver which is Miramar’s primary laboratory;

•	Neither drillhole numbers nor meterages are written on the sample tags included with the samples shipped so the laboratory cannot identify the locations of the samples; and

•	Assay results are restricted to a small number of Miramar personnel and only a limited number of Miramar personnel can relate the sample numbers and assays to the hole from which they came.
WGM is of the opinion that Miramar’s data and analytical security meets or exceeds industry standards. While WGM has no reason to believe any samples have or might be tampered with, a modest security improvement, at considerable expense, would involve the use of numbered zap straps to secure sample bags and thereby make any overt tampering obvious, however, someone seriously intent on contaminating samples could simply inject contaminants into bags without opening them, thereby circumventing this precaution.
Data security is maintained in large part by the fact that sample numbers do not directly identify the source of the sample. Only with extreme difficulty could a non-authorized party gain access to the data required to tie assay results to individual holes and meterages.

Data Corroboration
WGM Senior Geologist John Sullivan carried out a site visit April 22-25, 2006. During the site visit Mr. Sullivan visited the Doris deposit area, which is readily accessible via snowmobile from the Windy Lake camp and visited the Madrid deposit area where drilling was focussed at that time. Given the snow cover it was not possible to take any meaningful surface samples. The Boston deposit is some 55 km by snowmobile from the Windy Lake camp. Given safety concerns, the fact that there was no winter program at Boston and snow cover prevented making any useful observations, no visit was made there.
In addition, Mr. Sullivan reviewed a selection of current and historic drill core for the Madrid, Doris and Boston deposit areas and took three independent core samples. These were essentially core duplicates of Miramar samples. The samples were chosen to correspond with intervals sampled by Miramar to see how closely they corresponded although that was not their main purpose, which was to determine the general character and tenor of the gold mineralization. He also inspected the core logging and sawing facilities, reviewed core logging and sawing protocols, and QA/QC and security procedures. He held a considerable number of discussions with Darren Lindsay, P. Geo., the Hope Bay Project Manager, who has been involved with the project since 2001 and other Miramar technical staff on site, including the environmental officer.
Following the site visit, Mr. Sullivan visited Miramar’s North Vancouver office, where he held additional discussions with Miramar technical and management staff and gathered information and data required to prepare and complete the report. John Reddick, a WGM Senior Associate Geologist, specializing in Mineral Resource estimation, visited the North Vancouver office from April 24-28, 2006 and held discussions with Miramar technical personnel and the Miramar consultant responsible for the preparation of the Madrid Deposit Mineral Resource estimate. Mr. Michel Dagbert, B.Sc., P.Eng., of Geostat Systems International Inc., another mineral resource estimate specialist, had numerous communications with the Miramar consultant responsible for the preparation of the Madrid deposit mineral resource estimate, carried out the audit and co-authored the WGM Report.
The independent core samples were kept in WGM’s care during and after the site visit and transported to Vancouver as checked baggage. They were then taken to the ACME Analytical Laboratories Ltd. (“ACME”) ISO 9001:2000 accredited laboratory in Vancouver for analysis. They were each assayed for Au (fire assay with a gravimetric finish on 2 Assay Ton (58.3 g) subsamples) and subjected to 30-element Inductively Coupled Plasma-Atomic Emission Spectrometer analysis (ACME Group 1D procedure on 0.5 g sub-samples).
Correlation between the WGM and Miramar samples was good for the Naartok samples. The WGM sample from Doris ran considerably higher than that of Miramar, likely reflecting the often nuggety nature of the Doris mineralization. The Naartok samples exhibited elevated arsenic, nickel and strontium. The sample population is far too small to draw any conclusions regarding these elevated values.
Mineral Resource and Mineral Reserve Estimates
WGM’s assignment regarding Mineral Resources consisted of an audit of the December 31, 2005 estimates, as prepared in-house, for the Madrid Deposit Area resource zones, namely Naartok West, Naartok East and Rand.
Miramar has also prepared updated in-house Mineral Resource estimates for the Boston and Doris deposits and other zones in the Madrid Deposit Area. These estimates have been updated by Miramar periodically since they were last the subject of an independent NI 43-101-compliant technical report, namely one prepared by RPA and dated September 2, 2003. In Miramar’s opinion, the changes since the RPA report have not been material. WGM has neither reviewed nor audited the estimates. For the sake of completeness, WGM reported them as supplied by Miramar.
In WGM’s opinion, the independent audit results and its acceptance and approval of Miramar’s Mineral Resource estimates for the Naartok West, Naartok East and Rand Zones fulfil the requirement of NI 43-101 that these estimates be disclosed in an independent technical report.
The following tables set forth the indicated and inferred mineral resources at the Hope Bay Project as set forth in the WGM Report as at December 31, 2005:
HOPE BAY INDICATED MINERAL RESOURCES
PREPARED BY MIRAMAR

Area/Deposit/Zone	Indicated		Cutoff	Contained
			g Au/t	Ounces
	Tonnes	g Au/t		Au (2)

Madrid Deposit Area
Naartok East (1)	6,825,000	4.2	2	915,000
Naartok West (1)	5,023,000	4.3	2	699,000
Rand (1)	1,379,000	3.2	2	143,000
Suluk	1,125,000	4.2	2	153,000
South Patch	N/A			N/A
South of Suluk	N/A	N/A		N/A
Subtotal Madrid	14,352,000	4.1		1,909,000
Doris Deposit
Doris Hinge (3)	345,000	34.7	8	385,000
Doris North/Connector	N/A
Doris Central	824,000	12.9	5	341,000
Doris Pillars	N/A	N/A		N/A
Subtotal Doris	1,169,000	19.3		726,000
Boston Deposit
Boston B2	1,949,000	11.4	4	713,000
Boston B3/B4	363,000	7.3	4	85,000
Subtotal Boston	2,312,000	10.7		798,000
Total Indicated (4)	17,834,000	6.0		3,433,000

(1) Audited by WGM, 2006
(2) Disclosure of contained ounces is permitted under Canadian regulations; however, the United States Securities and Exchange Commission (“SEC”) generally permits mineralization that does not constitute “reserves” to be reported only as in place tonnage and grade.
(3) Includes the undiluted, unrecovered Probable Mineral Reserve for Doris Hinge referred to below.
(4) Numbers may not add up exactly due to rounding.

HOPE BAY INFERRED MINERAL RESOURCES
PREPARED BY MIRAMAR

Area/Deposit/Zone	Inferred		Cutoff	Contained
			g Au/t	Ounces
	Tonnes	g Au/t		Au (2)

Madrid Deposit Area Naartok East (1)	7,157,000	3.7	2	847,000
Naartok West (1)	3,755,000	4.0	2	482,000
Rand (1)	3,860,000	2.8	2	352,000
Suluk	14,560,000	4.0	2	1,890,000
South Patch	227,000	22.5	7	164,000
South of Suluk	573,000	9.8	6	180,000
Subtotal Madrid	30,132,000	4.0		3,915,000
Doris Deposit Doris Hinge	28,000	10.0	8	9,000
Doris North/Connector	1,270,000	13.9	5	569,000
Doris Central	73,000	12.8	5	30,000
Doris Pillars	263,000	18.6	5-7	158,000
Subtotal Doris	1,634,000	14.5		766,000
Boston Deposit Boston B2	995,000	9.1	4	292,000
Boston B3/B4	1,437,000	9.7	4	449,000
Subtotal Boston	2,431,000	9.5		741,000
Total Inferred (3)(4)	34,197,000	4.9		5,421,000
(1) Audited by WGM, 2006
(2) Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits mineralization that does not constitute “reserves” to be reported only as in place tonnage and grade.
(3) Inferred Mineral Resources are reported in addition to Indicated Mineral Resources.
(4) Numbers may not add up exactly due to rounding.
Cautionary Note to U.S. Investors concerning estimates of Resources. This table uses the terms “indicated resources” and “inferred resources”. The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. See “Cautionary Note to United States Investors.”
Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This table uses the term “inferred resources.” “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable. See “Cautionary Note to United States Investors.”
Miramar reports a Probable Mineral Reserve of 458,200 t grading 22 g Au/t for the Doris Hinge Zone which is included in the Indicated Mineral Resource. This Probable Mineral Reserve was estimated during the course of a Feasibility Study carried out by Steffen Robertson and Kirsten (Canada) Inc. (“SRK”) on the Doris North Project in 2002. A summary of the Feasibility Study supporting the Probable

Mineral Resource was presented in an independent technical report dated February 2003 and filed on SEDAR February 10, 2003. This Probable Mineral Reserve is included within the Indicated Mineral Resource reported in Table 10, to which dilution of 39% and a mining recovery factor of 95% have been applied. The price of gold used in the Feasibility Study was US$325/ounce.
Doris North Feasibility Study
In 2002, Miramar commissioned a Feasibility Study on the Doris North deposit. SRK managed the study and the principal base case parameters and conclusions were as follows:

Gold Price	US$325
Exchange Rate	1.575
Total Ore Milled	467,157 t *
Daily Throughput	668 t
Diluted Grade	21.9 g Au/t
Metallurgical Recovery	94.9%
Total Gold Recovered (2.1 years)	311,693 oz
Cash Cost	US$109/oz
Total Cost	US$190/oz
CAPEX	C$39.3M
Net Pre-tax Cash Flow	C$69.3M (incl. a 1.8% NSR payable to NTI)
Pre-tax ROR	136%
Payback Period	6.6 months
*	Total made up of the 458,200 t Probable Mineral Reserve at Doris Hinge plus 9,000 t of mineralized underground material stockpiled at Boston.
The Feasibility Study also pointed to a robust project. The results were detailed in a technical report filed on SEDAR on February 10, 2003.
Portions of the Feasibility Study and certain of its parameters and conclusions have been revisited by Miramar since its completion, in particular with regard to the recent and general rapid increase in the cost of energy generation, plant equipment and construction materials. Miramar feels that these increases have been more than offset by the increase in the price of gold since 2003.
Environmental Matters
     General
Reportable spills are those over 25 litres, including fuel, sewage, salt and grey water. During 2005, there were two reportable fuel spills, both at the Windy Lake camp. Remediation had been undertaken and it is hoped the spills will be “closed off” before the end of 2006.
There was a 19,000 l fuel spill at the Windy Lake camp during 2004. On May 26, 2006, Miramar, MHBL and Miramar subsidiary, Miramar Con Mine Ltd. were each charged in relation to the spill. Miramar does not anticipate that the charges will materially adversely affect Miramar’s financial condition or results of operations, or its ability to develop the Hope Bay Project.
There were two reportable spills at Boston in 2003. It is planned to apply for close off during 2006.
In general, remediation involves treating contaminated water and soil and leaving it on site, however, depending on circumstances it may be required to take such material off site for permanent disposal.
A contractor is carrying out certain of the monitoring and soil and water testing activities related to the outstanding incidents.
     Environmental and Land Use Licenses
Miramar holds two water licences issued by the Nunavut Territorial Government. These are for water use and waste disposal sites for the Boston and Windy Lake camps, require that certain tests be carried out on a regular basis and they must be renewed on an annual basis. Starting in 2006, there are certain measurable usage amounts prescribed with the licence fees based to some extent on actual usage. The cost for these licences is small.
There are two Nunavut Land Use Licences; one licence is for underground and exploration work in and around the Boston deposit site and another is for all other exploration work and the camps in the Hope Bay project area. These licences must also be renewed annually and the cost is nominal.
     Doris North EIS
Miramar filed a draft EIS with the NIRB in early 2003. The draft EIS provided details on the Doris North Project including the project description, environmental baseline studies, impact assessments, socio-economic considerations, environmental management plans and reclamation and closure plans, which responded to the NIRB guidelines issued in October 2002. The project was reviewed under a NIRB Part 5 review as provided under Article 12 of the Nunavut Land Claims Agreement.
In late 2004 the “final” EIS was submitted and returned by NIRB with a request for more studies and information. The EIS was submitted again in late 2005 and on March 6, 2006, the NIRB recommended to the Minister of Indian and Northern Affairs Canada that the Doris North Project proceed. If this recommendation is accepted by the Minister, the NIRB can issue a project certificate, which will govern the conditions under which development of the mining and processing operation may proceed.
2006 Work Plan and Budget
WGM has reviewed and supports Miramar’s 2006 work plan and budget.
Miramar plans to spend approximately $31 million at Hope Bay in 2006. The program will be directed toward two key objectives:
1.	To complete drilling and technical studies sufficient to define a second phase of development at Hope Bay following the proposed Doris North Project, which is now advancing through the permitting process. There are two scenarios being contemplated which define the range of future production, a) A 350,000 ounce per year combined open pit and underground operation, and b) A large open pit concept, which would determine if the northern-most part of the Madrid system can support a larger scale open pit operation potentially producing 500,000 — 750,000 ounces per year. This scenario would also incorporate high-grade feed from the Doris and Boston deposits; and
2.	Initiate a new exploration model for Hope Bay that focuses on the geological similarities including regional faults, alternation and mineralization with the Timmins and Larder Lake areas in Ontario and ensure sufficient exploration is completed on the Hope Bay belt to meet or exceed any assessment work requirements.
The estimated cost breakdown for the 2006 program is presented in the table below.
MIRAMAR PROPOSED WORK PROGRAM AND BUDGET — 2006

Individual Project & Work-type Description Where	Drilling	Unit Cost	Total Cost
Appropriate	(m)	(C$)	(C$)

DIRECT EXPLORATION
Naartok Projects
Expansion drilling	14,000	$220	$3,080,000
Infill drilling	16,000	$260	$4,160,000
Suluk/South of Suluk drilling	5,000	$210	$1,050,000
Other field geotechnical work incl. 4 trenches			$312,000

Subtotal Naartok			$8,602,000

Madrid Projects
Other Madrid Trend drilling	13,000	$220	$2,870,000
Doris Project — Drilling	3,300	$210	$690,000
Boston Project — B4 drilling	3,000	$250	$750,000
Regional Assessment Work
Drilling	1,000	$300	$300,000
Other geotechnical work			$715,000

Subtotal Regional			$1,014,000

Regional Non-Assessment Work — Surface			$356,000
Windy Camp			$2,032,000
Boston Camp			$331,000
Transport			$2,398,000

Subtotal Direct Exploration	55,300	Av. $240	$19,050,000

INDIRECT EXPLORATION
Compilation & Reporting			$68,000
Technical Services			$326,000
Computer Hardware & Software			$150,000
Management/Administration			$2,405,000
Exploration Environmental & Permitting			$78,000

Individual Project & Work-type Description Where	Drilling	Unit Cost	Total Cost
Appropriate	(m)	(C$)	(C$)

Community Relations			$451,000
Title & Claim Management			$354,000

Subtotal Indirect Exploration			$3,832,000

General Environmental & Permitting			$5,083,000
Project Development Studies			$3,416,000

GRAND TOTAL			$31,381,000

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.
Not applicable
Item 7 Omitted Information
Not applicable
Item 8 Executive Officer
Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.
Anthony P. Walsh, President & C.E.O. Telephone: (604) 985-2572
Item 9 Date of Report
June 22, 2006